SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

AMBEV S.A. (“Company”), in compliance with the provision of article 28 of CVM Ruling No. 308/99, informs its investors and the market in general that on August 7, 2018 its Board of Directors approved the retention of PricewaterhouseCoopers Auditores Independentes for rendering audit services in connection with the Company’s financial statements relating to the fiscal years of 2019, 2020 and 2021. PricewaterhouseCoopers will initiate its auditing activities with the review of the financial statements for the first quarter of 2019.

The replacement of the Company’s current independent auditor – Deloitte Touche Tohmatsu Auditores Independentes – is justified by the end of the term of the services agreement, which will occur in December 2018, and count with its consent. Deloitte Touche Tohmatsu Auditores Independentes will continue to be responsible for the auditing services related to the financial statements for the fiscal year ending December 31, 2018, and also served as the Company’s external auditor for the fiscal years ended December 31, 2015, 2016 and 2017.

São Paulo, August 09, 2018.

Ambev S.A. Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer

Agreed:

Deloitte Touche Tohmatsu

Eduardo Franco Tenório

CPF 132.142.498-19

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2018

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer